SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

DREYFUS DYNAMIC ALTERNATIVES FUND, INC.
Exact Name of Registrant

NOTIFICATION OF ELECTION

Dreyfus Dynamic Alternatives Fund, Inc. (the "Fund"), an open-end investment company registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the "Rule").  The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on March 3, 2010.

DREYFUS DYNAMIC ALTERNATIVES FUND, INC.

		By:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President

Attest:	/s/ Robert R. Mullery
Robert R. Mullery
Assistant Secretary